February 3, 2009

VIA U.S. MAIL AND FAX (202) 266-5700

Michael T. Kirshbaum
Chief Financial Officer
The Advisory Board Company
2445 M Street, NW
Washington, D.C. 20037

> **Re:** **The Advisory Board Company**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2008**
> **Filed May 30, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 10, 2008**
> **Definitive Proxy Statement**
> **Filed July 25, 2008**
> **File No. 000-33283**

Dear Mr. Kirshbaum:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 20

Fiscal years ended March 31, 2006, 2007 and 2008

1.   We note that your year-on-year comparison discusses changes over the course of 2006 through 2008, instead of disclosing the changes from fiscal year 2008 and 2007 separately from those of 2007 and 2006. As such, it is not clear if the reasons you cite for changes in your operating measures apply to the changes in either the most recent period discussion or both. If you elect to retain this presentation, please ensure that your disclosure clarifies the periods to which the reasons apply. Please tell us how you intend to comply and provide similar disclosure in future filings.

Exhibit 23.1

2.   The consent from your auditors does not appear to be signed. Please amend your filing to include evidence that the consent is signed.

Form 10-Q for the quarterly period ended September 30, 2008

Exhibits 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "third fiscal quarter" in paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Definitive Proxy Statement

Elements of Total Compensation, page 14

Salary, page 14

4.   Please tell us the factors used to arrive at your decisions regarding the salaries your officers received in 2008 and 2009. Similar disclosure should be included in future filings. Please refer to Item 402(b) of Regulation S-K for guidance.

Annual Incentive Compensation, page 14

5.   Please identify and quantify all of the financial performance measures used to
        determine annual incentive compensation. Also, describe in more detail the
        individual performance factors considered in determining annual incentive
        compensation; quantify those factors if possible or otherwise describe how they
        are measured. Provide disclosure in future filings and tell us how you plan to
        comply. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item
        402(b)(2)(vii) of Regulation S-K.

Equity-based compensation, page 15

6.   We note that you did not award equity-based compensation to any of your named
        executive officers in 2008. Please tell us why you chose not to award such
        compensation and provide similar disclosure in future filings. Also, we note that
        footnote 1 to your summary compensation table on page 17 discloses the awards
        granted "in and prior to fiscal 2008…." Considering all your incentive
        compensation was paid in cash, it is not clear what the stock awards that were
        awarded in fiscal 2008 represented. Please clarify.

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief